Exhibit 99.142

DHX Media Licenses Dr. Dimensionpants to Hulu For US Exclusive

HALIFAX, May 28, 2015 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, has signed a deal to premiere its animated action series Dr. Dimensionpants in the US on Hulu. The series will debut exclusively in the

US on the streaming service beginning June 13th.

Josh Scherba, SVP Distribution at DHX Media, said: "The unique comic style of this series has won fans across Canada, Europe, Latin America, Australia and the Middle East and we are very pleased to now add the US to this growing list of broadcast territories. With Hulu on board to premiere the show to its audiences we are strongly positioned to engage with the core demographic and draw legions of new fans to Dr. Dimensionpants."

Hulu subscribers will be able to stream Dr. Dimensionpants in the safe, commercial-free Kids section of Hulu. Recommended programming within the Kids section of Hulu are restricted to other commercial-free children's programming so children can quickly and securely jump to their favorite shows. Commercial-free kids programming is available to subscribers on all Hulu-compatible devices.

Originally commissioned by TELETOON, the series follows the adventures of Kyle Lipton and his alter-ego, Dr. Dimensionpants - a cosmic superhero with powers of space, time, and a moustache. Kyle was your everyday go-with-the-flow, somewhat average kid. But all that changed when an inter-dimensional portal opened in his backyard and dropped a strange pair of glowing pants in his lap: The Dimensionpants. Thanks to this cosmic clothing, young Kyle now has all the crazy-weird superhero powers he ever wanted… and a rocking mohawk. Way more responsibility than he can handle!

Dr. Dimensionpants is created and executive produced by Brad Peyton, who is best known for directing the upcoming San Andreas, Cats & Dogs: The Revenge of Kitty Galore and Journey 2: The Mysterious Island. Peyton, along with Executive Story Editors Alex Galatis (Rocket Monkeys and Jimmy Two-Shoes) and Jeremy Winkels (Almost Naked Animals, and Total Drama: Revenge of the Island), and with Director Jon Izen (Yam Roll and Pet Squad) shape this unbelievable out-of-this-universe comedy show.

About DHX Media

DHX Media Ltd. ( www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX Media including the timing of a television debut and the ability of the Company to place the series in other territories. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's short form prospectuses dated November 14, 2013 and December 31, 2013, Annual Information Form, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations: Joann Head, Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media relations: Shaun Smith, Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 09:00e 28-MAY-15